October 21, 2008

To:  Gary Tanner

In recognition of your contributions to Zarlink, we are pleased to tell you that we are increasing your salary.  The increase will be effective October 27, 2008 and you will see it reflected on your pay as of November 14, 2008.  To summarize:

Your current annual salary is:                                                                           $256,000 USD
Your new annual salary will be:                                                                        $300,000 USD

In addition, you will continue to be eligible for participation in the Zarlink Bonus Plan at target of 50% of base salary providing you a total target cash of $450,000.

Congratulations!  We look forward to your continued contributions to Zarlink’s success.  If you need any further information, please contact Eileen Speirs or myself.  We’ll be happy to answer your questions.

Sincerely,

/s/ Kirk Mandy
Kirk Mandy
President  & CEO
Zarlink Semiconductor